Exhibit 12.01
Statement of Computation of Earnings to Fixed Charges

	Nine Months Ended	Fiscal Year ended December 31,
	September 30, 2009	2008	2007	2006	2005	2004
	(Unaudited)

Fixed Charges	$30	$99	$183	$206	$426	$386

Breakout of Fixed Charges

Interest expensed and capitalized	$13	$60	$135	$149	$361	$313
Amortized premiums, discounts
and capitalized expenses related
to indebtedness	$17	$39	$48	$57	$65	$73
Estimate of the interest within
rental expenses	$-	$-	$-	$-	$-	$-
Preference security dividend
requirements of consolidated
subsidiaries	$-	$-	$-	$-	$-	$-

Net Loss Before Fixed Charges	$(14,022)	$(25,964)	$(18,525)	$(19,066)	$(13,566)	$(18,508)
Fixed Charges	$(30)	$(99)	$(183)	$(206)	$(426)	$(386)

Deficiency	$(14,052)	$(26,063)	$(18,708)	$(19,272)	$(13,992)	$(18,894)